NS-4

                           BEFORE THE
                   SURFACE TRANSPORTATION BOARD
                     -----------------------

                     FINANCE DOCKET NO. 33220

                     -----------------------

           CSX CORPORATION AND CSX TRANSPORTATION, INC.
                      --CONTROL AND MERGER--
          CONRAIL INC. AND CONSOLIDATED RAIL CORPORATION

                     -----------------------

          PETITION OF NORFOLK SOUTHERN CORPORATION AND
        NORFOLK SOUTHERN RAILWAY COMPANY FOR DECLARATORY
                ORDER AND OTHER APPROPRIATE RELIEF

                     -----------------------

                     INTRODUCTION AND SUMMARY

     Norfolk Southern Corporation and Norfolk Southern Railway
Company (collectively "NS"), hereby petition the Surface Transportation Board (the "Board") for a declaratory order that CSX Corporation, CSX Transportation, Inc., and Green Acquisition Corporation (collectively "CSX") are in violation of 49 U.S.C. SECTION 11323 by reason of an amendment, dated December 18, 1996, to the merger agreement between CSX and Conrail Inc. ("Conrail"). This extraordinary amendment prohibits Conrail, without CSX's consent, from entering into a merger agreement with any other company, or even discussing such an agreement with any other company, until 1999 -- more than two years from now -- even if Conrail shareholders vote in the next few months to disapprove the proposed CSX merger and even if the Board issues a decision in 1997 refusing to approve that merger.

     The unlawful control over Conrail that this amendment gives to CSX threatens to have immediate and irreparable consequences, which the Board needs to act promptly to prevent. The obvious purpose of the amendment is to preclude consideration by Conrail shareholders of any other merger proposal for more than two years. Unless the Board intervenes to protect its jurisdiction over the acquisition of control of one rail carrier by another, CSX will be able to use the unlawful control afforded by the lock-out provision to coerce a critical vote of Conrail shareholders scheduled for January 17, 1997, by portraying CSX as the only choice available to them -- even though the terms of CSX's acquisition would provide Conrail's shareholders other than CSX $1.16 billion less than Norfolk Southern's offer(1) and even though a CSX/Conrail consolidation on its face presents extremely serious competitive issues, as CSX officials acknowledged years ago in testimony to Congress (see pp. 18-19, below). The Board should not allow CSX to circumvent the Board's jurisdiction over the acquisition of control to gain an advantage in a stockholder vote.

-------------------------
1/    This estimate is based on the closing price of CSX stock on
December 26, 1996 and assumes that a new series of CSX convertible preferred stock to be issued to Conrail shareholders is worth its purported $16 per Conrail share.

     The amendment in question is a form of what is commonly referred to as a "lock-out" or "no-shop" provision. Such provisions usually prohibit parties to a merger or acquisition agreement from negotiating a similar transaction with other parties for such time as may be necessary to obtain needed corporate and regulatory approvals and consummate the transaction.(2) For example, prior to its recent amendment, the lock-out provision in the CSX-Conrail merger agreement barred Conrail from negotiating a merger with any other party until July 12, 1997.

     The amendment in question, however, extends the lock-out period until December 31, 1998. That is more than one year after the expected date of the Board's final decision on the CSX/Conrail merger under their own proposed procedural schedule, and almost two years after the anticipated shareholder vote to consider the proposed merger. As so extended, the amended lock-out provision is extraordinary and wholly unjustified. Its purpose and function are obviously not to ensure that CSX and

____________________

2/    In addition, such provisions typically include a "fiduciary out" clause which permits a board of directors to consider competing proposals in certain circumstances.


Conrail will both diligently seek corporate approvals and prosecute their application for regulatory approval, since it extends well beyond the time those parties expect a final Board decision and a shareholder vote. The obvious and only function of the amended lock-out provision is to preclude even the possibility of NS's superior offer from being realized for so long that Conrail shareholders will feel that they are left with no other effective choice but to accept the CSX merger.

     NS's position is straightforward. NS submits that any agreement that gives one railroad power to prevent another railroad from negotiating a consolidation with any other entity has no regulatory justification and is unlawful to the extent it prohibits such negotiations after the Board has completed its review of the two railroads' consolidation or after the shareholders of either railroad have themselves refused to approve that transaction. Such a provision gives the aspiring acquiror railroad control over the most basic attribute of the target railroad -- its future -- without the Board's prior approval, and thus violates 49 U.S.C. SECTION 11323.(3) No one could seriously contend, for example, that a railroad could, without the Board's authority, surrender to another railroad its freedom to negotiate a consolidation with any other entity for 20 years.
Such an agreement would obviously cripple the first railroad's ability to raise capital and, perhaps, even to survive in changing conditions.(4) The only conceivable rationale for permitting such an agreement (prior to Board approval) would be to provide a reasonable period of time for parties to an agreement to determine whether their shareholders and their regulators will approve the transaction. Whatever the period, it is too long if it goes beyond what may be reasonably expected for the Board to consider and act upon the consolidation application of the two railroads themselves. It is also too long if it extends beyond other actions, such as a shareholder vote rejecting the merger, that effectively foreclose the possibility of the transaction taking place as proposed. Norfolk Southern therefore seeks a declaratory order that CSX is in violation of 49 U.S.C. SECTION 11323 by reason of the recently amended lock-out provision, and that that provision is unlawful and unenforceable.

-----------------------

3/    Such provisions may also be objectionable as a matter of
state law governing corporations and the fiduciary duties of corporate directors to the shareholders of the corporation. See, e.g., Paramount Communications, Inc. v. QVC Network Inc., 637 A.2d 34 (Del. 1994). See also, note 5, infra. The present petition presents no issues of state law; rather, it presents a fundamental issue of unlawful control under the statute administered by the Board.

4/    Imagine, for example, the probable fate of the Southern
Pacific Transportation Company if in 1983 it had ceded to the Atchison, Topeka & Santa Fe Railroad the right to preclude SP from negotiating consolidations with any other railroad until the year 2003.


     The need for such an order is urgent. CSX's violation threatens immediate, extreme and irreparable harm to both NS and Conrail's shareholders. Unless the Board declares that provision to be unlawful and unenforceable well in advance of the vote scheduled for January 17, 1997, Conrail shareholders may be coerced to vote for what CSX wants them to believe is the only choice left to them -- CSX. If CSX wins that vote, it will have achieved a critical step in its planned acquisition of Conrail by means circumventing the Board's jurisdiction over control transactions.

     If the Board is unable to reach a final decision on the legality of the amended lock-out provision well in advance of January 17, 1997, it is essential that the Board take action to prevent that irreparable harm. It could do so by directing Conrail to postpone the January 17 shareholder meeting until after the Board decides the question. It could also do so by prohibiting the trustee under CSX's voting trust from voting any Conrail shares held in that trust in favor of actions permitting further share acquisitions by CSX or in favor of the CSX/Conrail merger until after the Board decides the question.(5)

     Because of the urgency and importance of this matter, NS respectfully requests the Board to give expedited consideration to this petition. NS suggests that the Board may wish to require that responses to this petition be filed by a date that will permit the Board to take appropriate action before January 17, 1997.


                        STATEMENT OF FACTS

BACKGROUND: THE CSX-CONRAIL MERGER

     On October 14, 1996, CSX and Conrail entered into an agreement for CSX to acquire Conrail, subject to the Board's approval and other conditions. On October 18, 1996, CSX and

----------------------
5/    This petition is being filed in Finance Docket No. 33220
because it presents issues central to that proceeding.

     NS has also challenged the legality of the amended lockout provision, as well as other provisions of the CSX-Conrail merger agreement, in an action pending in the United States District
Court for the Eastern District of Pennsylvania with claims based on the Pennsylvania corporation laws and the fiduciary duties of Conrail's board of directors. The present petition, however, presents a fundamental issue of illegal control under 49 U.S.C. SECTION 11323, which the Board must address and enforce independently of any issue of state law.


Conrail filed with the Board a notice of intent (CSX/CR-1) to file an application seeking the Board's prior authorization under 49 U.S.C. SECTION 11323-25 for the acquisition of control of Conrail by a wholly-owned subsidiary of CSX, the merger of Conrail into the wholly-owned CSX subsidiary, and the resulting common control of CSX Transportation, Inc. and Consolidated Rail Corporation by
CSX.

THE STRUCTURE OF THE CSX
PLAN TO ACQUIRE CONRAIL

     Although the merger agreement between CSX and Conrail has been amended twice, the underlying structure of the proposed CSX acquisition of Conrail remains the same: two cash tender offers for the acquisition of up to an aggregate of 40% of the Conrail stock, followed by a merger to acquire the remaining 60% of the Conrail stock.(6) The process is one that is known as "front loaded," because it provides Conrail shareholders greater value, to be paid in cash, for each share purchased by CSX in the first two tender offers than for each share that Conrail shareholders will be forced to exchange after the merger is consummated. Such a process is designed to pressure Conrail shareholders to tender their shares in the initial stages for fear of being forced to exchange them for less later if they do not.

     Under the original Merger Agreement, the three-step process would work as follows: first, CSX would make a tender offer to purchase 19.9% of the outstanding Conrail shares for cash.(7) Once CSX had those shares in hand, Conrail would hold a shareholder vote on whether Conrail would "opt out" of Subchapter 25E of the Pennsylvania Business Corporation Law,(8) which, without such opt-out, would require CSX to purchase all Conrail shares for the same cash price as it paid for the first 19.9%.(9) If and when a majority of the Conrail shares (including the 19.9% held by CSX) were voted to opt-out of Subchapter 25E, CSX would make a second tender offer for another 20.1% of the outstanding Conrail shares, again for cash. Once CSX acquired these shares, Conrail would schedule a shareholder vote on the merger itself.(10) If a majority of the shares (including CSX's 40%)

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6/    The merger agreement dated as of October 14, 1996 (the
hereinafter the "Merger Agreement"), appears as Exhibit (c)(1) to
Schedule 14D-1, Tender Offer Statement, dated October 16, 1996, which CSX and Conrail submitted to the Board on November 27, 1996 in F.D. 33220. The Merger Agreement was amended on November 5, 1996 (the "First Amendment"), and again on December 18, 1996 (the "Second Amendment"). Provisions of the Merger Agreement, the First Amendment and the Second Amendment that are cited in this petition are attached in Attachment 1 hereto.

7/    Merger Agreement, Section 1.1.

8/    These provisions appear at Pa. Stat. Ann., tit. 15, Section
Section 2541 through 2548 (West 1995).

9/    Merger Agreement, Section 5.1(b).

10/   As required by Conrail's bylaws and by Section 3.1(k) of the
Merger Agreement, any merger with CSX must be approved by a vote of a majority of Conrail voting shares outstanding.


were voted in favor of the merger, the third, "back end," step in the process would take place: when and if this Board approved the merger, the merger would be consummated and all remaining Conrail shares would be exchanged for CSX common stock at a ratio of 1.85619 shares of CSX common stock for each share of Conrail common stock.


THE BATTLE FOR CONRAIL:  THE BIDDING
WAR AND THE LOCK-OUT PROVISIONS

     Pursuant to the original Merger Agreement, CSX initially offered to pay $92.50 in cash for each of the 19.9% of the shares of Conrail stock it sought to purchase in the first step of the process. CSX announced it would exchange 1.85619 shares of CSX for each remaining share of Conrail stock in the third step of the process, after the STB regulatory process had run its course.

     On October 23, 1996, NS responded with an all-cash tender offer for all of the outstanding shares of Conrail stock at $100 per share, subject to certain conditions.

     Although NS wishes to acquire Conrail and is prepared to pay Conrail's shareholders substantially more than CSX is willing to pay, provisions of the Merger Agreement have prevented NS from reaching an agreement, or even discussing NS's proposal, with Conrail's management. Section 4.2 of the Merger Agreement (hereinafter, the "lock-out provision"), prohibits Conrail's management for a specified period from taking various actions with respect to any proposal by any entity other than CSX to acquire more than 50% of the assets or voting stock of Conrail (defined in the agreement as a "Takeover Proposal"). Section 4.2(a) provides that Conrail may not "(i) solicit, initiate or encourage (including by way of furnishing information) . . . any inquiries or the making of any proposal which constitutes any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. . . ."  Section
4.2(b) prohibits Conrail's Board of Directors for a specified period from (1) withdrawing or modifying its approval or recommendation that shareholders approve the CSX/Conrail merger agreement, (2) approving or recommending any merger agreement with any party other than CSX, or (3) entering into any letter of intent or merger agreement related to any Takeover Proposal.

     Under the original Merger Agreement, Conrail was permitted to negotiate with respect to other unsolicited takeover proposals after April 12, 1997 if Conrail's Board concluded, on advice of counsel, that their fiduciary duties required them to do so. The original Merger Agreement also permitted Conrail actually to enter into a letter of intent or agreement with another party after April 12, 1997 if Conrail's Board concluded that the other party's proposal was superior to CSX's and that CSX was unlikely to acquire 40% of Conrail's stock.






     On November 5, 1996, CSX and Conrail amended the Merger Agreement to, among other things, increase CSX's cash offer for the "front end" of its acquisition to $110 per Conrail share.(11) CSX and Conrail did not change the terms for the "back end" of
the merger at this time.   This amendment also extended the
period within which Conrail could not under any circumstances negotiate any other takeover proposal with another entity until July 12, 1997.

     On November 8, 1996, Norfolk Southern increased its all-cash offer for Conrail stock to $110 per share, subject to the same conditions as its initial offer.

     CSX consummated its first tender offer and announced that it had acquired 19.9% of Conrail's shares on November 20, 1996. Also, the shareholder meeting to vote on whether to opt out of Subchapter 25E, originally scheduled for November 14, 1996, was rescheduled to December 23, 1996. Conrail stated in its proxy materials, however, that it would further postpone the December 23 meeting if it appeared that the Conrail shareholders would vote against the proposed opt out.

     Notwithstanding CSX's ownership of at least 19.9% of Conrail's shares, it appeared certain that a majority of Conrail's shares would have been voted against opting out of Subchapter 25E on December 23, and that Conrail would therefore postpone the vote. Accordingly, NS filed a motion in U.S. District Court in Philadelphia on December 13, 1996 for a preliminary injunction to block Conrail from postponing the vote. The District Court ruled on December 17, 1996 that the right asserted by Conrail's management to postpone scheduled shareholder votes whenever it appeared they would not win them was "fundamentally unfair," "effectively disenfranchises those shareholders who may be opposed to the proposal," and amounts to a "sham election," and it enjoined Conrail from postponing the vote in the absence of changed circumstances, such as a new proposal.(12)

     In response to this legal setback, CSX amended its proposal once again. This change also permitted Conrail to postpone the Conrail shareholder opt out vote yet again, and Conrail has now scheduled the stockholders meeting for January 17, 1997.

     Under CSX's latest offer, CSX will continue to offer only $110 cash for each of the 20.1% of Conrail shares that CSX
proposes to purchase under its "second offer."   This second
offer is conditioned on Conrail shareholders voting to opt out of Subchapter 25E. If a majority of the shares vote to opt out of Subchapter 25E and CSX is able to acquire the additional 20.1% of

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11/   Section 1 to the First Amendment, attached to Schedule 14D-
1, Tender Offer Statement (Amendment No. 4), transmitted to
Secretary Williams on November 27, 1996.

12/   Transcript of Hearing on December 17, 1996 in Norfolk
Southern Corp., et al. v. Conrail, Inc., et al., C.A. No. 96-CV-
7167 (E.D. Pa.) at 68-69 (Attachment 2).

Conrail's shares, CSX will have effective control over any subsequent shareholder vote on whether to approve the Conrail/CSX merger.(13)

     As in the original Merger Agreement, after the merger is approved by the owners of a majority of Conrail shares and the merger is consummated, the remaining outstanding Conrail stock would be forcibly exchanged for CSX securities. Under the latest amendment to the Merger Agreement, CSX will exchange newly issued CSX convertible preferred stock, with an asserted value of $16 per share (the terms of the issue have not yet been fixed), and
1.85619 shares of CSX common stock for each of the remaining outstanding shares of Conrail stock. In addition, instead of waiting until the end of the regulatory approval process, the Merger Agreement now provides that this "back end" exchange of securities will take place after the Conrail shareholders meet and approve the merger, which CSX and Conrail have stated that they anticipate will occur before the end of the first quarter of 1997.(14) If that occurs before regulatory approval is obtained, all of the Conrail stock will be placed in a voting trust.

     The Second Amendment also dramatically increases CSX's control over Conrail by extending the lock-out periods in Section
4.2 of the Merger Agreement an additional eighteen months -- from July 12, 1997 to December 31, 1998. Under the amended Section 4.2(a), Conrail now may not negotiate any merger or acquisition by any other entity under any circumstances until 1999. That prohibition applies even if Conrail's board concludes, and its counsel advises, that its fiduciary responsibilities require it to do so. Likewise, under the amended Section 4.2(b), Conrail's board may not, until 1999, withdraw its recommendation to its shareholders in favor of the CSX/Conrail merger or enter into any letter of intent or agreement with respect to another entity's superior proposal even if the Conrail board concludes that there is no significant chance that CSX will acquire 40% of Conrail's shares or that the CSX/Conrail merger will be approved by Conrail's shareholders. Again, no fiduciary out is applicable to the prohibition.


______________________

13/   That is so because a separate agreement also gives CSX the option to purchase another 15,955,477 shares of Conrail stock from Conrail's treasury at $92.50 per share. Section 1 of the Green Stock Option Agreement, dated as of October 14, 1996, transmitted to the Board on November 27, 1996 (Attachment 3). Exercising that option would give CSX an additional 9% of Conrail's outstanding shares, which, in addition to the 40% already owned, would virtually ensure a majority vote in favor of the merger.

14/   Amendment No. 3 to Schedule 14D-1, Tender Offer Statement,
transmitted to the Securities and Exchange Commission on December
19, 1996.



     On December 19, 1996, Norfolk Southern increased its all-cash offer for all of Conrail's outstanding shares to $115 per share.(15)

                             ARGUMENT

I.   BY THE AMENDED LOCK-OUT PROVISION, CSX HAS ACQUIRED UNLAWFUL
     CONTROL OF CONRAIL IN VIOLATION OF 49 U.S.C. SECTION 11323.

     49 U.S.C. SECTION 11323 (formerly 49 U.S.C. SECTION 11343) provides that certain transactions may be carried out only with the prior approval and authorization of this Board. These include
"[a]cquisition of control of a rail carrier by any number of rail carriers," "[a]cquisition of control of at least two carriers by a person that is not a rail carrier," and "[a]cquisition of control of a rail carrier by a person that is not a rail carrier but that controls any number of rail carriers." 49 U.S.C. SECTION 11323(a)(3), (4) and (5).

     The Interstate Commerce Commission ("ICC" or "Commission") and the courts have long held that what constitutes control for purposes of this statute is a question of fact that depends on the circumstances of each case. See, e.g., Gilbertville Trucking Co. v. United States, 371 U.S. 115, 125 (1962); Missouri Pacific Railroad Co.--Control--Chicago & Eastern Illinois Railroad Co., 327 I.C.C. 279 (1965) ("Missouri Pacific"); Declaratory Order-- Control--Rio Grande Industries, Inc., Finance Docket No. 31243 (Aug. 11, 1988), 1988 ICC LEXIS 257 ("Rio Grande"). They have also recognized that control does not depend on a particular percentage of stock ownership, or indeed on any stock ownership at all, and that control by one railroad of another may exist by reason of contractual provisions or other circumstances giving the first railroad the power to block important actions by the other.

     Thus, in Missouri Pacific, the Commission found that Missouri Pacific Railroad had acquired unlawful control of the Chicago & Eastern Illinois Railroad. The Commission stated that "[t]he influence of the one carrier over the other may . . . be evident from the ability of the one to encumber the other in accomplishing, or to prevent the accomplishment of, financial transactions or operational changes. . . ."  327 I.C.C. at
317.(16)  Of particular significance for present purposes, the
----------------------

15/   As it now stands, the Norfolk Southern offer would provide
Conrail shareholders other than CSX almost $16 per share more than the blended value of cash and securities that CSX is offering current Conrail shareholders for their shares, based on the market price of CSX common stock at closing on December 26, 1996. On that basis, NS estimates that the total amount it is offering to Conrail shareholders other than CSX is approximately $1.16 billion more than what CSX is offering.

16/   In Missouri Pacific and other cases, the Commission cited
the following definition of control from Colletti Control--Cornet
Freight Lines, 38 M.C.C. 95, 97 (1942): "[T]he power or authority to manage, direct, superintend, restrict, regulate, govern, administer, or oversee." (emphasis added).

Commission found that Missouri Pacific, notwithstanding its minority stock ownership, had the effective ability to prevent the Chicago & Eastern Illinois from taking a number of actions, including "consolidations, mergers, leases, or sales which do not result in liquidations." 327 I.C.C. at 318. The Commission ruled that Missouri Pacific's ability to prevent those actions was not justified as "standard protective provisions afforded owners of minority stock interests"; instead it was "an infringement upon the freedom of management in its operations, and to that extent they constitute elements of control and not merely stockholder protection." Id.

     The amended lock-out provision in the CSX-Conrail merger agreement is no less an infringement upon the freedom of Conrail's management to take actions that management may believe to be in the best interests of Conrail and its shareholders. Unless CSX consents to waive or delete that provision through a subsequent amendment, the provision prohibits Conrail from having any discussions with any other entity about a consolidation with that entity until January 1, 1999. It does so even if Conrail's stockholders vote in the next few months to reject the CSX/Conrail merger proposal and even if this Board issues a final decision a year from now refusing to approve that merger -- either of which actions would effectively foreclose the likelihood of the transaction taking place. Furthermore, the provision precludes such discussions even if Conrail's present or future directors believe, and are advised by counsel, that their fiduciary duties require them to discuss and consider such a consolidation.

     The amended lock-out provision thus gives CSX complete control over a basic and critical aspect of the responsibility and authority of Conrail's management to manage Conrail in the best interests of its stockholders and customers. Nor is the amended lock-out reasonably related to CSX's desire to protect the status quo pending corporate and regulatory actions needed for its transaction.

     Sworn testimony from Conrail's top executives makes it crystal clear that, in Conrail management's own view, a consolidation with another railroad is both a critical and an urgent necessity for the future well-being of Conrail. In a hearing just last month, current and former Conrail executives defended their decision to merge with CSX on the ground that, after the UP/SP and BN/SF mergers, Conrail would be seriously harmed if it remained independent and did not combine with another carrier.

     For example, James Hagen, former board chairman and CEO of Conrail, testified that this Board's decision approving the UP/SP merger paved the way for more combinations in the rail industry, and that Conrail therefore evaluated the "harm that would befall Conrail if everybody merged and we didn't."(17) He also
---------------------
17/   Transcript of November 19, 1996 hearing in Norfolk Southern
Corp., et al. v. Conrail Inc., et al., C.A. No. 96-CV-7167 (E.D. Pa.) (hereafter "Tr. 4") at 414. Cited pages of this transcript are attached as Attachment 4.


testified that staying independent would put Conrail in "a very uncomfortable position because what happens then is that you are now going to be viewed as a lame duck. And that's not where you want to be."(18)

     Similarly, Bradley Jones, a member of Conrail's board of directors, testified that the BN/SF and UP/SP mergers gave Conrail "a significant concern . . . that we were going to be left out and perhaps be not only neutral, but we would not be a beneficiary of those mergers."(19) David LeVan, Conrail's current board chairman and CEO, echoed these concerns, testifying that the decision to merge with CSX followed an evaluation of "the risks associated with [remaining independent], with the prospect that the other two eastern railroads would merge with the other two western railroads, and we would be . . . a left out player in that scenario. . . ."(20)

     In short, through the amended lock-out, CSX has ensured that, if its acquisition of Conrail is not approved by Conrail's stockholders or this Board, Conrail will be unable until 1999 even to discuss with another entity what these executives have indicated to be essential to Conrail's future well being. That restraint will have significant implications for the way both Conrail will conduct their businesses and how they will compete with each other and other railroads. CSX and Conrail have recognized these implications. In a joint press release issued on October 15, 1996, announcing their proposed merger (Attachment
5), CSX and Conrail stated that "to continue to improve their competitive position, better and more innovative services need to be offered. Neither company by itself can meet the demands of customers and the public as well as they can in combination. Together, they can overcome the inherent limitations of more regionally limited two-carrier service." The amended lock-out provision, however, gives CSX the power to preclude Conrail until at least 1999 from "improv[ing] [its] competitive condition," providing "better and more innovative services," or "overcom[ing] the inherent limitations of more regionally limited . . . service" through a combination with any other railroad if Conrail's stockholders or this Board refuses to approve the proposed CSX/Conrail merger.

     Moreover, to the extent the lock-out provision precludes Conrail from developing more competitive and innovative services through a combination with NS, the effect of the provision is to shield CSX from increased competition from its two main competitors. CSX and Conrail compete throughout large areas of the Northeast and Midwest, and NS and CSX compete throughout the

________________________

18/   Tr. 425.

19/   Tr. 439.

20/   Tr. 524.


Southeast and Midwest. It is easy to see why CSX would wish to prevent those parties from improving the competitiveness of their services vis-a-vis CSX until at least 1999. NS submits, however, that Section 11323 does not permit CSX to do so without prior Board authority.

     In sum, it is clear that Conrail's own management believes that a merger is critically important for Conrail's future well-being. Yet, there can be no question that the amended lock-out will preclude Conrail's management from even discussing other merger proposals for more than two years that may be superior for Conrail's shareholders, for Conrail's customers and for competition in the rail industry. Indeed, the serious competitive issues presented by a CSX/Conrail merger were candidly acknowledged by CSX officials -- including CSX's current chief executive officer, John Snow -- in testimony to Congress opposing a proposed NS/Conrail combination a decade ago. For, example, in testimony to the Senate Commerce Committee in 1985, Mr. Hayes Watkins, then CEO of CSX Corporation, explained that CSX had carefully considered a CSX acquisition of Conrail but had rejected it because it concluded that the manifestly anticompetitive effects of such a merger would make it clearly unacceptable. He stated:

          We had an extensive internal study. Our lawyers, particularly our antitrust lawyers and economic consultants, said there is no way that the anticompetitive effects of a CSX-Conrail combination could be successfully achieved.

               Not believing that, we then went to an
          outside group, specifically Arnold & Porter in Washington, and asked them the same question: If we make a bid for Conrail, what chances do we have that this might be successful? We have a detailed writeup which you and the other members of the committee who are lawyers would understand, which says loud and clear our chances are small to none.(21)

Mr. Snow echoed these views in written responses to questions posed by the committee. He wrote:

          As to why CSX did not bid [for Conrail], we simply believed that the antitrust laws would be enforced and that a bid on our part would just be a bit of puffery.(22)

--------------------

21/   Sale of Conrail:  Hearings Before the Senate Committee on
Commerce, Science, and Transportation, 99th Cong., 1st Sess. 220
(1985) (emphasis supplied) (hereafter "1985 Hearings") at 242 (emphasis added) (testimony of Hayes T. Watkins, Chairman and
Chief Executive Officer, CSX Corp.).  See also id. at 248-449.
Mr. Watkins' full prepared statement (pages 219-224) and other cited portions of the 1985 Hearings are set forth in Attachment 6.)

22/   1985 Hearings at 247.


     In short, notwithstanding the asserted critical importance of a merger for Conrail, the amended lock-out provision locks Conrail's management and shareholders for more than two years, into a single merger option that CSX's own officials have described as something whose chances of approval would be "small to none" and would be "just a bit of puffery."

II.  THE LOCK-OUT RESTRAINT CANNOT BE JUSTIFIED AS REASONABLY
     RELATED TO CSX'S DESIRE TO PRESERVE THE STATUS QUO PENDING
     CORPORATE AND REGULATORY APPROVAL.

     Nor can there be any justification for this provision. In other cases, the ICC found that various negative covenants in financing agreements or acquisition agreements did not constitute the acquisition of control because they were reasonably designed to protect the legitimate interests of various parties without giving them control of the railroad. In Guilford Transportation Industries, Inc.--Control--Boston and Maine Corporation, 366 I.C.C. 294 (1982), for example, the ICC held that Guilford Transportation Industries ("GTI") had not acquired premature control over the Boston & Maine Corporation ("B&M") (then in reorganization) by reason of a provision in the GTI-B&M acquisition agreement requiring GTI's approval for major capital purchases by B&M. The Commission held:

          The negative covenants in the acquisition agreement are no more than standard safeguards to ensure that B&M would emerge from reorganization in a position substantially similar to the one it was in at the time of the agreement. It is hardly unreasonable for an entity making a $24.25 million purchase to obtain contractual assurance that it would get what it bargained for.

366 I.C.C. at 327-328. Similarly, in Rio Grande, the Morgan Stanley Group, Inc. made an agreement with Rio Grande Industries ("RGI") whereby Morgan Stanley would provide and arrange for a major portion of the financing for RGI's acquisition of the Southern Pacific Transportation Company and would also acquire 20 percent of RGI's stock. The Commission held that certain provisions in the agreement between Morgan Stanley and RGI did not give Morgan Stanley control of RGI but were merely "designed to give the buyer (here Morgan Stanley) assurance that the seller
(RGI) will not take actions prior to closing to deprive the buyer of its bargain." Slip. op. at 4.

     The rationale of those cases has no application to the amended lock-out provision at issue here. That rationale might arguably justify a provision in a merger agreement precluding either party from negotiating a similar transaction with another party while their transaction is pending receipt of corporate or regulatory approvals necessary to permit it to take place so that both parties will work diligently to obtain those approvals. But it cannot justify one party precluding the other party from negotiating a similar transaction with others after the time for regulatory review has been concluded or after stockholders have rejected the transaction.

     In this case, the lock-out will remain in effect until December 31, 1998 even if the Conrail stockholders vote not to approve the proposed CSX/Conrail merger, which vote CSX and Conrail have stated they anticipate to take place before March 31, 1997. Since stockholder approval is required, disapproval would effectively foreclose the possibility of the transaction as proposed taking place. Even so, the lock-out will prevent Conrail, without CSX's consent, from even discussing other competitive alternatives until 1999.

     The lock-out will also remain in effect until December 31, 1998 even if this Board disapproves the CSX/Conrail merger or imposes conditions unacceptable to the applicants. Under the timetable proposed by the Board and anticipated by CSX and Conrail, however, the Board's final decision in this proceeding would be issued by December 26, 1997, a year before the end of the lock-out period. It is apparent, therefore, that the amended lock-out provision was not designed to serve any legitimate desire by CSX to preserve "what it bargained for" pending regulatory review (Guilford at 328), and cannot be justified on that ground.(23) Instead it was clearly designed to give CSX control over a vital aspect of the conduct of Conrail's business, and is therefore unlawful.

-------------------
23/   Indeed, the reasonable expectations of CSX concerning the
maintenance of Conrail's status quo ante are largely met by the separate "standstill" provision of the Merger Agreement, Section 4.1, which sets forth in elaborate detail a long list of actions regarding the conduct of its business that Conrail may not undertake prior to the closing of the transaction without the consent of CSX.


III. CSX'S UNLAWFUL CONTROL THREATENS NS AND CONRAIL'S
     STOCKHOLDERS WITH IMMEDIATE IRREPARABLE INJURY WHICH THE
     BOARD MUST ACT TO PREVENT.

     The amended lock-out provision threatens NS and Conrail's shareholders with immediate and irreparable injury. Unless the provision is declared unlawful substantially advance of January 17, 1997, Conrail shareholders will be required to cast a critical vote on that date without correct information about the choices available to them. The vote is on whether to waive the Subchapter 25E of Pennsylvania Business Corporation Act to permit CSX to consummate its Second Tender Offer, which seeks to acquire an additional 20 percent of Conrail's shares for $110 per share. Consummating the Second Tender Offer is a critical step in CSX's plan to acquire Conrail. Doing so would give CSX 40 percent of Conrail's outstanding common stock. Coupled with CSX's exercise of its option to purchase additional shares, this would virtually ensure a subsequent majority vote in favor of the merger, as Conrail itself has disclosed in proxy statements. If a majority of the shares vote in favor of the merger, then the remaining Conrail shares not owned by CSX (i.e., 60 percent of them) will be forcibly exchanged for CSX's securities when the merger is consummated.

     Prior to the amendment to the lock-out provision, Conrail shareholders could vote against permitting CSX to consummate the Second Tender Offer in the expectation that Conrail could and would agree to a merger with NS on NS's more favorable terms after July 12, 1997, and that the shareholders could realize those terms shortly thereafter. For that very reason, it appears certain that the owners of a majority of Conrail's shares would have voted against permitting CSX to consummate the Second Tender Offer on December 23, 1996, when that vote was originally scheduled. After the amendment to the lock-out provision, Conrail shareholders will face considerable uncertainty as to when they might realize NS's more favorable terms. Certainly, CSX and Conrail want them to believe that they have no effective economic choice but to vote in favor of CSX's inferior proposal.

     In short, the amended lock-out provision is an effort to present Conrail shareholders with the proverbial "offer they cannot refuse." If they yield to that coercion, they will be irreparably harmed because they will receive substantially less for their shares than they would receive from NS. NS will also be irreparably harmed, because CSX will have succeeded in acquiring 40 percent of Conrail's outstanding shares, thereby ensuring that a majority of the shares will be voted in favor of a CSX/CR consolidation rather than in favor of an NS/CR consolidation.

     The Board must act to prevent CSX from using its unlawful control to cause irreparable harm to Conrail's shareholders and to NS. A declaratory order that the amended lock-out provision is unlawful and unenforceable would do so if it were issued sufficiently in advance of January 17, 1997 to ensure that Conrail shareholders would be aware of their choices. If the Board feels it is unable to decide the question in that time frame, it should order Conrail to postpone the meeting now scheduled for January 17, 1997 until the Board is able to make a decision. Alternatively, the Board could prohibit CSX from directing the trustee under CSX's voting trust agreement to vote the shares held in the voting trust in favor of opting out of Subchapter 25E of the Pennsylvania Business Corporation Act or in favor of any CSX/Conrail merger until the Board is able to make a decision.

                            CONCLUSION

     The Board should issue a declaratory order that CSX has acquired control of Conrail in violation of 49 U.S.C. SECTION 11323 by reason of Section 4.2 of the CSX/Conrail merger, as amended on December 18, 1996 and that Section 4.2 is void and unenforceable.
If the Board is unable to reach a decision on the question of unlawful control substantially before January 17, 1997, it should issue a temporary cease and desist order barring Conrail from holding the shareholder meeting now scheduled for January 17, 1997, or barring CSX from requiring the trustee under CSX's voting trust to vote any Conrail shares held in the voting trust in favor of opting out of Subchapter 25E of the Pennsylvania
Business Corporation Act or in favor of a CSX/Conrail merger, until the Board is able to decide the question.

                                   Respectfully submitted,

                                   ------------------------------
James C. Bishop, Jr.               Richard A. Allen
William C. Wooldridge              James A. Calderwood
J. Gary Lane                       Andrew R. Plump
James L. Howe III                  John V. Edwards
Robert J. Cooney                   Zuckert, Scoutt & Rasenberger,
George A. Aspatore                 888 17th Street, N.W.
Norfolk Southern Corporation       Suite 600
Three Commercial Place             Washington, D.C. 20006-3939
Norfolk, VA  23510-9241            (202) 298-8660
(757) 629-2838
                                   Counsel for Norfolk Southern
                                   Corporation and Norfolk Southern
                                   Railway Company